Crestwood Equity Partners LP

Crestwood Midstream Partners LP

700 Louisiana Street, Suite 2550

Houston, Texas 77002

August 26, 2015

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Crestwood Equity Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2014
Response dated August 24, 2015
File No. 001-34664

Crestwood Midstream Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2014
Response dated August 24, 2015
File No. 001-35377

Ladies and Gentlemen:

In connection with the telephone conference on August 26, 2015 between representatives of Crestwood Equity Partners LP (“Crestwood Equity”) and Crestwood Midstream Partners LP (“Crestwood Midstream”) (collectively, “we,” “us” or “our”) and the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding our response letter dated August 24, 2015, we are providing the following supplemental information related to response number 3.

In December 2014, Tres Palacios Holdings LLC (“Tres Holdings”), Crestwood Midstream’s joint venture with Brookfield Infrastructure Group (“Brookfield”), acquired Tres Palacios Gas Storage LLC (“Tres Palacios”) from Crestwood Equity (the “Tres Palacios Transaction”). Prior to the Tres Palacios Transaction, Tres Palacios contributed approximately $14 million of total revenues to Crestwood Equity during each of the years ended December 31, 2014 and 2013. These revenues comprised less than 1% of Crestwood Equity’s total consolidated revenues during each of those periods. Tres Palacios also contributed approximately $21 million and $16 million of operating expenses (of which $7 million and $6 million was associated with depreciation, amortization and accretion, respectively) during each of the years ended December 31, 2014 and 2013, respectively. These operating expenses comprised less than 1% and 1% of Crestwood Equity’s total consolidated operating expenses during each of those years, respectively. Tres Palacios did not have any other revenues or expenses in each of those periods. Accordingly, Tres Palacios contributed a net loss of

Securities and Exchange Commission

August 26, 2015

approximately $7 million and $2 million to Crestwood Equity’s operating income and net income (loss) during the years ended December 31, 2014 and 2013, respectively, excluding the approximate $31 million gain recognized related to the Tres Palacios Transaction during 2014.

Prior to its deconsolidation from Crestwood Equity, Tres Palacios’ total assets comprised approximately $174 million and $179 million of Crestwood Equity’s total consolidated assets as of September 30, 2014 and December 31, 2013, which represented approximately 2% of Crestwood Equity’s total consolidated assets on each of those dates. Tres Palacios does not currently have any long-term debt and did not have any long-term debt on those dates.

As disclosed on page 13 of Crestwood Equity’s Form 10-Q for the quarter ended June 30, 2015, Tres Holdings contributed approximately $1.5 million of earnings from unconsolidated affiliates during the six months ended June 30, 2015, which comprised less than 1% of Crestwood Equity’s net loss during that period. Tres Holdings’ unaudited financial statements reported approximately $221 million of total assets, $15 million of total revenues, $13 million of operating expenses and $2 million of net income as of and for the six months ended June 30, 2015. For comparative purposes, Crestwood Equity reported approximately $7,980 million of total consolidated assets, $1,373 million of total consolidated revenues, $1,573 million of total consolidated operating expenses and a $278 million net loss as of and for the six months ended June 30, 2015.

As described in our response letter dated August 24, 2015, we do not anticipate any significant capital expansions of the storage facility owned by Tres Holdings in the near future. We note that the Tres Holdings’ storage facility has a total storage capacity of approximately 38.4 Bcf, of which Brookfield has a storage agreement with Tres Holdings for 15 Bcf of this natural gas storage capacity through 2019. The remaining 23 Bcf of storage capacity is available for unaffiliated third-party customers, and approximately 12 Bcf of this storage capacity is currently being utilized by third-party customers under firm storage agreements. We believe that Tres Holdings’ financial condition and results of operations during the final six months of 2015 will be materially consistent with its financial condition and results of operations during the six months ended June 30, 2015.

Securities and Exchange Commission

August 26, 2015

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Steven Dougherty, our Chief Accounting Officer, at (832) 519-2215 or Gillian Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

CRESTWOOD EQUITY PARTNERS LP
By: CRESTWOOD EQUITY GP LLC
(its general partner)

By:	/s/ Robert G. Phillips
Name:	Robert G. Phillips
Title:	Chief Executive Officer

CRESTWOOD MIDSTREAM PARTNERS LP
By: CRESTWOOD MIDSTREAM GP LLC
(its general partner)

By:	/s/ Robert G. Phillips
Name:	Robert G. Phillips
Title:	Chief Executive Officer

cc:	Gillian A. Hobson (Vinson & Elkins L.L.P.)